Mail Stop 4561

January 16, 2009

Ryan Chi Wing So, President and Chief Executive Officer
NanoAsia, Ltd.
c/o The Nevada Agency and Trust Company
50 West Liberty Street, Suite 880
Reno, NV 89501

> **Re: NanoAsia, Ltd.**
> **Registration Statement on Form S-1**
> **Filed December 23, 2008**
> **File No. 333-156409**

Dear Sir:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please amend your registration statement to provide updated financial statements pursuant to Rule 8-08 of Regulation S-X. In addition, disclosure throughout your filing should be updated to conform to the additional information that will be provided in your updated financial statements.

Summary, page 5

2.   Please ensure that your disclosure here, in Business and in Management's Discussion and Analysis clearly expresses the status of the company's business. Clarify what you have accomplished to date, and what remains to be accomplished in order for your business to begin to generate revenues. To the extent material and practicable, please quantify the

funds necessary to accomplish each of the company's major objectives. Ensure that all claims relating to events that you expect to occur at a future time are expressed as objectives that may not be accomplished, and expand your disclosure to provide meaningful discussions of the events or circumstances that may prevent the accomplishment of the objectives you identify.

Plan of Operation, page 36

3.   The disclosure in this section should appear beneath the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations." In addition, please ensure that the disclosure in this section satisfies all of the requirements of Item 303 of Regulation S-K, as modified by paragraph (d) for smaller reporting companies. See Q&A 110.01 of our Compliance and Disclosure Interpretations on Regulation S-K.

Results of Operations, page 38

4.   You state that you anticipate ongoing operating expenses to increase once you become a reporting company. Please expand to address the anticipated impact of such increased legal and financial compliance costs on your general and administrative expenses in future periods, and quantify to the extent material and practicable. In addition, consider adding risk factor disclosure with respect to the increased compliance costs associated with being a public reporting company.

Liquidity and Capital Resources, page 38

5.   Given your disclosure indicating that currently available and contractually committed capital resources are insufficient to fund planned operations for the next twelve months, please revise to state the deficiency in quantitative terms.

Exhibit 5.1, Opinion of The Law Offices of Rory Vohwinkel

6.   Your registration statement states that it relates to 3,000,000 shares of common stock previously issued by the company to the selling stockholders, but the legal opinion addresses "3,000,000 shares of common stock *to be sold by the Company*" (italics added). Please have counsel file a revised legal opinion that addresses the issued and outstanding shares being registered for resale, or advise.

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As appropriate, please amend your filing in response to these comments. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information.

Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Katherine Wray at (202) 551-3483 with any questions. If you require further assistance you may contact me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile (702) 492-0428
        Rory Vohwinkel, Esq.